UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-9114
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Puerto Rico Profit Sharing Employee Savings Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Laboratories Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2006 and 2005.
Exhibits:
23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
DECEMBER 31, 2006 AND 2005

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrators of the Mylan Puerto Rico Profit Sharing Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 26, 2007

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
INVESTMENTS, at fair value	$8,397,022	$7,140,130
RECEIVABLES:
Employer contributions	743,478	519,527
Employee contributions	14,573	14,586
Other	3,264	3,263

Total receivables	761,315	537,376

TOTAL ASSETS	9,158,337	7,677,506

NET ASSETS AVAILABLE FOR BENEFITS	$9,158,337	$7,677,506

See notes to financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Interest & Dividends	$100,844
Employee contributions	259,215
Employer contributions	935,756
Net appreciation in fair value of investments	400,986

Total additions	1,696,801

DEDUCTIONS:
Benefits paid to participants	215,970

Total deductions	215,970

NET INCREASE	1,480,831
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,677,506

End of year	$9,158,337

See notes to financial statements.

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
1.	DESCRIPTION OF THE PLAN

General — The Mylan Puerto Rico Profit Sharing Employee Savings Plan (the “Plan”) was initially a noncontributory defined contribution plan covering all employees of Mylan Inc. and Mylan Caribe Inc. (collectively, the “Company”). On March 29, 2001, Mylan Laboratories Inc. (the “Plan Sponsor”) approved a plan to amend and restate the predecessor plan to, among other things, add a cash or deferred arrangement under Section 1165(e) of the Internal Revenue Code of Puerto Rico, provide for participant directed accounts and limit all distributions to the lump-sum form. These changes became effective April 1, 2001. The Plan, as amended and restated, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

In connection with the foregoing, effective April 1, 2001, the Plan appointed Banco Popular (the “Trustee”) as the trustee and Ameriprise Retirement Trust Company (the “Recordkeeper”) as the recordkeeper. At such time, all assets were reinvested by the Recordkeeper at the direction of the participants. All of the Plan’s assets are held by the Trustee.

Contributions — Each year, participants may make contributions of up to 10% of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Plan Sponsor’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year.

Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on the participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is fully vested after 7 years of credited service. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100%
Additionally, all participants become fully vested at age 65.

Loans to Participants – Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and a maximum term of five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Recordkeeper. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits— A participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid. The Plan was amended during the 2005 plan year to change the minimum automatic distribution of terminated participants’ accounts from $5,000 down to $1,000.

Forfeitures— Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company contribution for the year in which such forfeiture occurs. For the years ended December 31, 2006 and 2005, $13,000 and $9,500, respectively, of forfeitures were used to off-set current year employer contributions.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses— All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2006	2005
RVST Income Fund II	$3,973,021	$3,316,147
PIMCO Total Return Fund	1,125,625	986,774
Mylan Laboratories Inc.- Common Stock	1,016,566	1,032,512
Davis New York Venture Fund — Class A	459,063	375,562
RVS Large Cap Equity Fund (Class R4)	456,004	330,862
The RVS Large Cap Equity Fund (Class R4) replaced the RVS New Dimensions Fund (Class Y) during 2006. All funds existing in the RVS New Dimensions Fund (Class Y) at that time were transferred into the RVS Large Cap Equity Fund (Class R4). Therefore, the RVS 2005 New Dimensions Funds (Class Y) balance is presented beside the RVS Large Cap Equity Fund (Class R4) for comparability purposes.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$206,164
Common/Collective Trust Funds	200,684
Mylan Laboratories Inc.- Common Stock	(5,862)

Net appreciation in fair value of investments	$400,986

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Secretary of the Treasury for the Commonwealth of Puerto Rico has ruled that the Mylan Laboratories Inc. Employees Profit Sharing Plan, the predecessor plan, qualified for tax exemption under the Internal Revenue Code of Puerto Rico (the “Puerto Rico Code”), as amended, effective April 1, 1989. In April 2003, the Plan obtained its determination letter from Treasury of the Commonwealth of Puerto Rico stating that the Plan, as then designed, met the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended and that the trust established thereunder was entitled to exemption from local income taxes. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of Mylan Laboratories Inc. common stock. Mylan Laboratories Inc. is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2006 and 2005, the Plan held an investment of 50,931 and 51,730 shares of Mylan Laboratories Inc. common stock, respectively. The fair value of the Company common stock held by the fund at December 31, 2006 and 2005, was $1,016,566 and $1,032,512, respectively. For the year ended December 31, 2006, the Plan purchased 42,796 shares of Mylan Laboratories Inc. common stock at a cost of $939,851. For the year ended December 31, 2006, the Plan sold 43,595 shares of Mylan Laboratories Inc. common stock with proceeds of $937,621.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

Mylan Laboratories Inc. remitted various participant contributions totaling $37,955 to the trustee later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.
* * * * * *

SUPPLEMENTAL SCHEDULES

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount
Mylan Laboratories Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.
		The March 27, 2006 participant contribution was deposited on April 24, 2006.	$1,880
		The April 28, 2006 participant contribution was deposited on June 1, 2006.	1,628
		The May 26, 2006 participant contribution was deposited on June 27, 2006.	2,009
		The September 22, 2006 participant contribution was deposited on October 26, 2006.	6,858
		The September 29, 2006 participant contribution was deposited on October 26, 2006.	2,098
		The October 13, 2006 participant contribution was deposited on December 19, 2006.	1,942
		The October 20, 2006 participant contribution was deposited on December 19, 2006.	7,110
		The October 27, 2006 participant contribution was deposited on November 27, 2006.	2,567
		The December 29, 2006 participant contribution was deposited on February 8, 2007.	11,863

		TOTAL	$37,955

MYLAN PUERTO RICO PROFIT SHARING
EMPLOYEE SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 66-0473857, PLAN 001
DECEMBER 31, 2006

(A)	(B)	(C)	(E)
		Description of Investment including
	Identity of Issue, Borrower,	maturity date, rate of interest,	Current
	Lessor or Similar Party	collateral, par or maturity value	Value
	PIMCO Funds	PIMCO Total Return Fund	$1,125,625
*	RVS Funds	RVS Large Cap Equity Fund (Class R4)	456,004
	Davis Funds	Davis New York Venture Fund-Class A	459,063
	RS Funds	RS Emerging Growth Fund	244,137
	Janus	Janus Overseas Fund	323,813
	Franklin Templeton Investments	Mutual Shares Fund (A)	138,343
*	RVST Funds	RVST Income Fund II	3,973,021
*	RVST Funds	RVST Equity Index Fund II	299,033
*	Banco Popular	Cash and cash equivalents	53,237
*	Mylan Laboratories Inc.	Common Stock	1,016,566
*	Participant Loan Fund	Maturity dates from 1/8/2007 through 3/26/2018 and interest rates ranging from 5.00% to 9.25%	308,180

		Total investments	$8,397,022

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PUERTO RICO PROFIT SHARING EMPLOYEE SAVINGS PLAN

/s/ Karen L. Reuther Karen L. Reuther
Plan Administrator
June 28, 2007